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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

     (Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Stein, Jr.                     Martin                         E.
--------------------------------------------------------------------------------
   (Last)                           (First)                     (Middle)

                       121 West Forsyth Street, Suite 200
--------------------------------------------------------------------------------
                                    (Street)

  Jacksonville,                       FL                         32202
--------------------------------------------------------------------------------
   (City)                           (State)                      (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


     Stein Mart, Inc.    SMRT
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year


     04/12/02
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


================================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


                      ------------------------------------
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                   5.
                                                                                                   Amount of
                                                                                                   Securities   6.
                                                                   4.                              Beneficially Owner-
                                                                   Securities Acquired (A) or      Owned        ship
                                           2A.        3.           Disposed of (D)                 Following    Form:     7.
                              2.           Deemed     Transaction  (Instr. 3, 4 and 5)             Reported     Direct    Nature of
                              Trans-       Execution  Code         ------------------------------- Trans-       (D) or    Indirect
1.                            action       Date,      (Instr. 8)                  (A)              action(s)    Indirect  Beneficial
Title of Security             Date         if any     ------------                or               (Instr.      (I)       Ownership
(Instr. 3)                    (mm/dd/yy)   (mm/dd/yy)  Code    V       Amount     (D)    Price     3 & 4)       (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock,
$0.01 Par Value               04/12/02                 P               3,900      A      $10.95                 D
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock,
$0.01 Par Value               04/12/02                 P                 100      A      $10.94    10,000       D
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock,
$0.01 Par Value                                                                                     3,600       I         Note 1
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock,
$0.01 Par Value                                                                                     3,600       I         Note 2
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock,
$0.01 Par Value                                                                                       600       I         Note 3
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                             Total 17,800
-----------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
                                                                          (Over)
                                                                (SEC 1474(09/02)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of Deriv- Form
               2.                                                                                         ative
               Conver-                            5.                            7.                        Secur-    Deriv-  11.
               sion                               Number of                     Title and Amount          ities     ative   Nature
               or               3A.               Derivative   6.               of Underlying     8.      Bene-     Secur-  of
               Exer-            Deemed   4.       Securities   Date             Securities        Price   ficially  ity:    In-
               cise     3.      Execu-   Trans-   Acquired (A) Exercisable and  (Instr. 3 and 4)  of      Owned     Direct  direct
               Price    Trans-  tion     action   or Disposed  Expiration Date  ----------------  Deriv-  Following (D) or  Bene-
1.             of       action  Date,    Code     of(D)        (Month/Day/Year)          Amount   ative   Reported  In-     ficial
Title of       Deriv-   Date    if any   (Instr.  (Instr. 3,   ----------------          or       Secur-  Trans-    direct  Owner-
Derivative     ative    (Month/ (Month/   8)       4 and 5)    Date    Expira-          Number   ity     action(s) (I)     ship
Security       Secur-   Day/    Day/     ------   ------------ Exer-    tion             of       (Instr  (Instr.   (Instr. (Instr.
(Instr. 3)     ity      Year)   Year)    Code V    (A)  (D)    cisable  Date     Title   Shares    5)     4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified                                                                    Common
Stock Option                                                                     Stock
(to purchase)                                                  11/06/03 11/06/10 $.01PV  1,320            1,320     D
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified                                                                    Common
Stock Option                                                                     Stock
(to purchase)                                                  11/06/04 11/06/10 $.01PV  1,320            1,320     D
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified                                                                    Common
Stock Option                                                                     Stock
(to purchase)                                                  11/06/05 11/06/10 $.01PV  1,360            1,360     D
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    Total 4,000
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:
Note 1:  By Self as Custodian for Kelly B. Stein under the Fla. Gift to Minors
         Act.
Note 2: By Self as Custodian for Kimberly P. Stein under the Fla. Gift to Minors Act.
Note 3:  By Self as Custodian for Ashley W. Stein under the Fl. Gift to Minors
         Act.
*Granted pursuant to Stein Mart, Inc. Director Stock Option Plan.


       /s/ Martin E. Stein, Jr.                                   April 8, 2003
---------------------------------------------            -----------------------
      _______________________                                     Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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